EXHIBIT 12
                       RATIO OF EARNINGS TO FIXED CHARGES

                         Fiscal Year Ending December 31

                         1995        1994      1993      1992        1991

Interest Expenses      $ 5,050     $ 3,118    $  953     $  423     $  354
Rent Expenses (1)        1,404         769       475        270        266
                       -------     -------    -------    -------    -------
Total Fixed Charges    $ 6,454     $3,887     $1,428     $  693     $  620
                       =======     =======    =======    =======    =======
Pre-Tax Earnings
  and Fixed Charges    $23,052     $12,264    $3,499     $5,584     $1,255
                       =======     =======    =======    =======    =======
Ratio of Earnings
  to Fixed Charges        3.57        3.16      2.45       8.05       2.02

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(1) Estimated interest component of rent expense.